UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No ☒

Azul Announces Closing of its Global Offering by Selling Shareholders

September 20, 2017 - Azul S.A., or Azul, (B3: AZUL4, NYSE: AZUL), announced today the closing of its previously announced follow-on offering by its selling shareholders of 40,630,186 of Azul’s preferred shares in a global offering, consisting of an international offering and a Brazilian offering. The preferred shares were offered directly and in the form of American depositary shares, or ADSs, each of which represents three preferred shares. The Brazilian offering of 8,018,839 preferred shares and the international offering of 10,870,449 ADSs (representing 32,611,347 preferred shares) both closed on September 19, 2017. One of the selling shareholders also granted the underwriters a 30-day option to purchase up to 4,063,019 additional preferred shares, which was exercised on September 15, 2017 with respect to 4,063,017 preferred shares in the form of 1,354,339 ADSs and closed today.

The global offering price was R$27.96 per preferred share and US$26.75 per ADS. Shares are traded on the São Paulo Stock Exchange (B3 S.A.— Brasil, Bolsa, Balcão, formerly known as BM&FBOVESPA) and the New York Stock Exchange (NYSE), under the symbols "AZUL4" and "AZUL", respectively.

None of the preferred shares (including in the form of ADSs) sold in the global offering were sold by Azul and Azul did not receive any proceeds from the global offering, except for reimbursement of certain expenses incurred by it in connection with the global offering.

One of the selling entities’ beneficiaries is the former spouse of Azul founder and Chairman David Neeleman, who did not sell shares on his behalf in the offering. In addition, certain strategic shareholders of Azul, including HNA Group and United Airlines, were not among the selling shareholders in this offering.

Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Itau BBA USA Securities, Inc., Banco do Brasil Securities LLC, Banco Bradesco BBI S.A., J.P. Morgan Securities LLC, Raymond James & Associates, Inc. and Santander Investment Securities Inc., collectively acted as international underwriters with respect to the offering of the ADSs and (except for Banco Bradesco BBI S.A.) together with Bradesco Securities Inc. and Safra Securities LLC, as agents on behalf of the Brazilian underwriters with respect to the offering of preferred shares sold outside of Brazil.

Banco Itaú BBA S.A., Citigroup Global Markets Brasil, Corretora de Câmbio, Títulos e Valores Mobiliários S.A., Deutsche Bank S.A. – Banco Alemão, BB – Banco de Investimento S.A., Banco Bradesco BBI S.A., Banco J.P. Morgan S.A., Banco J. Safra S.A. and Banco Santander (Brasil) S.A. collectively acted as Brazilian underwriters with respect to the sale of preferred shares in the public offering with restricted placement efforts in Brazil.

A registration statement on Form F-1, as amended, relating to the offering was previously filed with, and declared effective by, the United States Securities and Exchange Commission. The final prospectus has been filed with the SEC and is available on the SEC’s website at www.sec.gov. A copy of the final prospectus related to the offering may be obtained from Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: +1 (800) 831-9146 (toll free); Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, NY 10005, by telephone at 1-800-503-4611, or by email at prospectus.cpdg@db.com; and Itau BBA USA Securities, Inc., Attention: Steven M. Hurwitz, 767 Fifth Avenue 50th Floor, New York, NY 10153, by telephone at + 1 (212) 710-6734, or by email at steven.hurwitz@itaubba.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor will there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful before registration or qualification under the securities laws of that state or jurisdiction.

This press release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on Azul’s current expectations and estimates of future events and trends that affect or may affect Azul’s business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Azul’s preferred shares, including in the form of ADSs. Although Azul believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this presentation, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Neither Azul nor the selling shareholders undertake any obligation to update publicly or to revise any forward-looking statements after Azul distributes this press release because of new information, future events or other factors.  Azul’s independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements.  In light of the risks and uncertainties described above, the future events and circumstances discussed in this prospectus might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

Investor Relations

Name: Andrea Bottcher
Telephone: +55 11 4831 2840
Email: Invest@voeazul.com.br

Press Relations

Azul Brazilian Airlines

T.: +55 (11) 4831 1245

M.: +55 (11) 9 8196-1035

Email: imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    September 20, 2017

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer